                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 33-55114

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 11, 1993)
                                                                            LOGO
                                  $350,000,000

                                PNC FUNDING CORP
                       6-7/8% SUBORDINATED NOTES DUE 2007
              UNCONDITIONALLY GUARANTEED, ON A SUBORDINATED BASIS,
                   AS TO PAYMENT OF PRINCIPAL AND INTEREST BY

                                 PNC BANK CORP.
                            ------------------------
The Notes will mature on July 15, 2007. Interest on the Notes is payable semiannually on January 15 and July 15, commencing January 15, 1998. The Notes may not be redeemed prior to their stated maturity.

The Notes will be unsecured and will be subordinate to Senior Indebtedness, and effectively subordinated to Other Company Obligations, of PNC Funding Corp ("PNC Funding"). The Notes will be guaranteed, on a subordinated basis, as to payment of principal and interest by PNC Bank Corp. ("PNC" or the "Corporation").

Payment of principal of the Notes may be accelerated only in the case of the bankruptcy or reorganization of PNC or a Principal Subsidiary Bank (as defined). There is no right of acceleration in the case of the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of interest on the Notes or in the performance of any other covenant of PNC Funding or PNC.

The Notes will be represented by a global security ("Global Security") registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the Depositary. Beneficial interests in the Notes represented by the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' Notes) and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by PNC Funding in immediately available funds.
                            ------------------------
THE NOTES AND THE GUARANTEES OF THE NOTES ("GUARANTEES") ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR BY ANY OTHER INSURER OR GOVERNMENTAL AGENCY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
            OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

=======================================================================================================================
                                                          PRICE TO             UNDERWRITING         PROCEEDS TO
                                                         PUBLIC (1)            DISCOUNT(2)          PNC FUNDING (1)(3)
-----------------------------------------------------------------------------------------------------------------------
Per Note                                                  99.650%                .334%                    99.316%
-----------------------------------------------------------------------------------------------------------------------
Total                                                   $348,775,000           $1,169,000           $347,606,000
=======================================================================================================================

  (1) Plus accrued interest, if any, from July 14, 1997.

  (2) PNC Funding and PNC have each agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

  (3) Before deduction of expenses payable by PNC Funding, estimated to be $125,000.
                            ------------------------

The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of a Global Security representing the Notes will be made through the facilities of DTC on or about July 14, 1997.
                            ------------------------
                               SMITH BARNEY INC.
July 9, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT UPDATES AND SUPERSEDES CERTAIN INFORMATION CONTAINED IN THE PROSPECTUS. IN THE EVENT OF A CONFLICT OR INCONSISTENCY, THIS PROSPECTUS SUPPLEMENT SHALL PREVAIL. SEE "CERTAIN UPDATING INFORMATION."

                                 PNC BANK CORP.

     PNC is a bank holding company organized under the laws of the Commonwealth of Pennsylvania. PNC was incorporated in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation. Since 1983, the Corporation has diversified its geographical presence and product capabilities through strategic bank and nonbank acquisitions and the formation of various nonbanking subsidiaries.

     PNC is one of the largest diversified financial services companies in the United States and operates five lines of business: Consumer Banking, Corporate Banking, Real Estate Banking, Mortgage Banking and Asset Management. Each line of business focuses on specific customer segments and offers financial products and services in the Corporation's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky and nationally through retail distribution networks and alternative delivery channels. At March 31, 1997, the Corporation's consolidated assets, deposits and shareholders' equity were $71.2 billion, $44.9 billion and $5.5 billion, respectively.

     While the Corporation manages five lines of business, the corporate legal structure currently consists of 10 subsidiary banks and over 140 active nonbank subsidiaries. PNC Bank, National Association, headquartered in Pittsburgh, Pennsylvania ("PNC Bank") is the Corporation's principal bank subsidiary. At March 31, 1997, PNC Bank had total assets of $56.3 billion, representing approximately 79% of the Corporation's consolidated assets.

     PNC's principal executive offices are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2702 and its telephone number is (412) 762-1553.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following unaudited table sets forth certain consolidated financial data for PNC and its subsidiaries and is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The financial data for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year 1997 or for any other interim period.

                                               THREE MONTHS ENDED
                                                   MARCH 31,                        YEAR ENDED DECEMBER 31,
                                               ------------------     ---------------------------------------------------
                                                1997       1996        1996       1995       1994       1993       1992
                                               -------    -------     -------    -------    -------    -------    -------
SUMMARY OF OPERATIONS (in millions)
 Interest income.............................   $1,242     $1,255      $4,938     $5,149     $4,724     $4,023     $4,281
 Interest expense............................      612        648       2,494      3,007      2,232      1,683      2,103
 Net interest income.........................      630        607       2,444      2,142      2,492      2,340      2,178
 Provision for credit losses.................       10                                 6         84        350        494
 Noninterest income excluding net
   securities gains (losses).................      409        318       1,373      1,240      1,181        941        931
 Net securities gains (losses)...............       16          3          22       (280)      (142)       195        246
 Noninterest expenses........................      636        566       2,312      2,469      2,238      1,985      2,073
 Applicable income taxes.....................      143        124         535        219        318        262        252
 Income before cumulative effect of changes
   in accounting principles..................      266        238         992        408        891        879        536
 Cumulative effect of changes in accounting
   principles, net of tax benefits...........                                                    (7)        20       (148)
 Net income..................................     $266       $238        $992       $408       $884       $899       $388
PERIOD-END BALANCE SHEET DATA (in millions)
 Total assets................................  $71,166    $72,668     $73,260    $73,404    $77,461    $76,012    $65,802
 Loans, net of unearned income...............   52,575     48,800      51,798     48,653     44,043     42,113     35,943
 Allowance for credit losses.................    1,119      1,225       1,166      1,259      1,352      1,372      1,568
 Shareholders' equity........................    5,478      5,786       5,869      5,768      5,727      5,404      4,543
AVERAGE BALANCE SHEET DATA (in millions)
 Total assets................................   70,301     71,733      70,807     75,131     74,362     64,053     61,013
 Earning assets..............................   63,825     65,705      64,725     69,535     69,427     59,987     57,426
 Loans, net of unearned income...............   51,922     48,625      49,116     45,624     42,599     35,541     36,273
 Securities..................................   10,089     14,818      13,550     22,140     24,355     22,334     19,395
 Deposits....................................   44,133     45,553      45,117     44,830     43,937     40,224     42,772
 Borrowed funds..............................   18,594     18,891      18,314     23,176     23,622     17,650     12,984
 Shareholders' equity........................    5,758      5,764       5,828      5,784      5,531      4,886      4,153
SELECTED RATIOS
 Return on average shareholders' equity......    19.48%     16.65%      17.18%      7.05%     16.09%     18.55%      9.38%
 Return on average assets....................     1.54       1.34        1.40        .54       1.19       1.40        .64
 Average common shareholders' equity to
   average total assets......................     7.74       8.01        8.11       7.64       7.34       7.52       6.67
 Net interest margin.........................     3.98       3.73        3.83       3.15       3.64       3.99       3.90
CREDIT QUALITY RATIOS
 Nonperforming loans to period-end loans(a)..      .61        .76         .67        .74       1.28       2.03       5.02
 Nonperforming assets to period-end loans,
   foreclosed assets and assets held for
   accelerated disposition(b)................      .82       1.10         .88       1.10       1.73       3.01       6.16
 As a percent of average loans
   Net charge-offs...........................      .47        .28         .33        .29        .40       1.65       1.62
   Provision for credit losses...............      .08                               .01        .20        .99       1.36
   Allowance for credit losses...............     2.15       2.52        2.37       2.76       3.17       3.86       4.32
 Allowance as a percent of period-end
   Loans.....................................     2.13       2.51        2.25       2.59       3.07       3.26       4.36
   Nonperforming loans.......................   346.11     328.88      334.40     351.68     239.29     160.28      86.87
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS(c)
 Excluding interest on deposits..............     2.42x      2.27x       2.38x      1.42x      2.09x      2.60x      2.33x
 Including interest on deposits..............     1.65       1.55        1.60       1.21       1.53       1.66       1.37

---------

(a) Nonperforming loans are comprised of nonaccrual and restructured loans.

(b) Nonperforming assets are comprised of nonperforming loans, foreclosed assets and assets held for accelerated disposition.

(c) The consolidated ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing income before income taxes, cumulative effect of changes in accounting principles and fixed charges by combined fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), borrowed funds discount amortization expense and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on bank notes and senior debt, federal funds purchased, repurchase agreements, other funds borrowed and subordinated debt.

                          CERTAIN UPDATING INFORMATION

     The address of the New York regional office of the Securities and Exchange Commission (the "SEC") is 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of documents filed by PNC with the SEC now may also be accessed electronically by means of the SEC's home page on the Internet at "http://www.sec.gov". The information under "Statement of Available information" in the Prospectus should be read accordingly.

     Written requests for copies of documents incorporated herein by reference should be directed to Glenn Davies, Vice President-Financial Reporting, PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2702 or "gdavies@usaor.net" on the Internet. Oral requests may be directed to (412) 762-1553. The information under "Incorporation of Certain Documents by Reference" in the Prospectus should be read accordingly.

     See "PNC Bank Corp." and "Summary Consolidated Financial Data" for updated information on PNC Bank Corp., including the address of its principal executive offices. The principal executive offices of PNC Funding are now located at 1600 Market Street, Philadelphia, Pennsylvania 19101, and its telephone number is
(215) 585-5000. The information under "PNC Bank Corp." and "PNC Funding Corp" in the Prospectus should be read accordingly.

     The Chase Manhattan Bank, formerly known as Chemical Bank, is the Trustee. References to the Trustee in the Prospectus and this Prospectus Supplement should be read accordingly.

                           CERTAIN TERMS OF THE NOTES

     The Notes will constitute a series of Subordinated Debt Securities, as such term is defined in the accompanying Prospectus. The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Subordinated Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The accompanying Prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined.

GENERAL

     The Notes will be limited to $350,000,000 aggregate principal amount and will be issued under an Indenture dated as of December 1, 1991, among PNC, PNC Funding and the Trustee, as amended by a Supplemental Indenture dated as of February 15, 1993 (as amended, the "Indenture"), which is more fully described in the accompanying Prospectus. The Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by PNC.

     The Notes will bear interest at a rate of 6-7/8% per annum from July 14, 1997, which will be payable semiannually in arrears on January 15 and July 15 of each year, commencing January 15, 1998 (each, an "Interest Payment Date") to the persons in whose names the Notes are registered at the close of business on the December 31 or June 30, as the case may be, next preceding such Interest Payment Dates. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an Interest Payment Date shall be the period from but not including the preceding Interest Payment Date (or from but not including July 14, 1997, in the case of the first Interest Payment Date).

     The Notes will mature on July 15, 2007. The Notes may not be redeemed prior to their stated maturity. The Notes will not be subject to any sinking fund.

SUBORDINATION OF NOTES AND GUARANTEES

     The Notes will be unsecured and will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of PNC Funding (as defined below). At March 31, 1997, the outstanding Senior Indebtedness of PNC Funding was approximately $623.9 million.

     The Notes will be unconditionally guaranteed by PNC, on a subordinated basis, as to payment of principal and interest when and as the same shall become due and payable. The Subordinated Guarantees will be unsecured and will be subordinate and junior in right of payment to PNC's obligations to the holders of Senior Indebtedness of PNC. At March 31, 1997, the outstanding Senior Indebtedness of PNC was approximately $980.4 million.

     In certain events of insolvency, the payment of the principal of and interest on the Notes will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Company Obligations (as defined in the Indenture). Other Company Obligations means obligations of PNC Funding associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts or any similar arrangements, unless the instrument by which PNC Funding incurred, assumed or guaranteed the obligation expressly provides that it is subordinate or junior in right of payment to any other indebtedness or obligations of PNC Funding. At March 31, 1997, there were no Other Company Obligations of PNC Funding.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of PNC Funding, the holders of all Senior Indebtedness of PNC Funding will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or interest on the Notes. If upon any such payment or distribution of assets to creditors there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness of PNC Funding, any amounts of cash, property or securities available for payment or distribution in respect of the Notes (as defined in the Indenture, as amended, "Excess Proceeds"), and if, at such time, any creditors in respect of Other Company Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Company Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Company Obligations before any payment or distribution may be made in respect of the Notes. In addition, no payment may be made of the principal of or interest on the Notes, or in respect of any retirement, purchase or other acquisition of any of the Notes at any time when
(i) there is a default in the payment of the principal of, or premium, if any, or interest on or otherwise in respect of any Senior Indebtedness of PNC Funding or (ii) any event of default with respect to any Senior Indebtedness of PNC Funding has occurred and is continuing, or would occur as a result of such payment on the Notes or any retirement, purchase or other acquisition of any of the Notes permitting the holders of such Senior Indebtedness of PNC Funding to accelerate the maturity thereof. Except as described above, the obligation of PNC Funding to make payment of the principal of or interest on the Notes will not be affected. By reason of such subordination, in the event of insolvency, Holders of the Notes may recover less, ratably, than holders of Senior Indebtedness of PNC Funding and Other Company Obligations and may also recover less, ratably, than holders of Existing Company Subordinated Indebtedness and other creditors of PNC Funding. Existing Company Subordinated Indebtedness means PNC Funding's 9-7/8% Subordinated Notes Due 2001 and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992. At March 31, 1997, the Existing Company Subordinated Indebtedness was approximately $101.3 million.

     PNC Funding's obligations under the Notes shall rank pari passu in right of payment with the Existing Company Subordinated Indebtedness, subject to the obligations of the Holders of Notes to pay over any Excess Proceeds to creditors in respect of Other Company Obligations as provided in the Indenture, as amended. The Notes shall also rank pari passu in right of payment with PNC Funding's 6-7/8% Subordinated Notes Due 2003, 6-1/8% Subordinated Notes Due 2003 and 7-3/4% Subordinated Notes Due 2004, the holders of which are also subject to such obligation to pay over any Excess Proceeds (as defined in the Indenture, as amended). Therefore, in the event of insolvency, Holders of the Notes will recover the same, ratably, as holders of PNC Funding's 6-7/8%

Subordinated Notes Due 2003, 6-1/8% Subordinated Notes Due 2003 and 7-3/4% Subordinated Notes Due 2004 of which $200 million, $250 million and $200 million, respectively, in principal amounts were outstanding at March 31, 1997.

     Senior Indebtedness of PNC Funding, defined in the Indenture as "Senior Company Indebtedness," means the principal of, and premium, if any, and interest on (i) all indebtedness for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except
(A) such indebtedness as is by its terms expressly stated not to be superior in right of payment to the Notes or to rank pari passu with the Notes, and (B) PNC Funding's 9-7/8% Subordinated Notes Due 2001, 6-7/8% Subordinated Notes Due 2003, 6-1/8% Subordinated Notes Due 2003 and 7-3/4% Subordinated Notes Due 2004 and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992 and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness of PNC Funding. The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, PNC Funding for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, any capitalized lease obligation and any deferred obligation for payment of the purchase price of any property or assets. Senior Indebtedness of PNC Funding would include any borrowings under the $500 million credit facility under an Amended and Restated Credit Agreement dated as of March 18, 1996 (the "$500 Million Credit Facility"), under which no amounts are currently outstanding. There is no limitation on the issuance of additional Senior Indebtedness of PNC Funding.

     PNC's obligations under the Subordinated Guarantees shall rank pari passu in right of payment with each other and with Existing Guarantor Subordinated Indebtedness (as defined below), subject to the obligations of the Holders of Subordinated Guarantees to pay over any Excess Proceeds to creditors in respect of Other Guarantor Obligations as provided in the Indenture, as amended. The Subordinated Guarantees shall also rank pari passu in right of payment with PNC's Guarantee of PNC Funding's 6-7/8% Subordinated Notes Due 2003, 6-1/8% Subordinated Notes Due 2003 and 7-3/4% Subordinated Notes Due 2004, the holders of which are also subject to such obligations to pay over Excess Proceeds (as defined in the Indenture, as amended). Therefore, in the event of insolvency, Holders of the Subordinated Guarantees will recover the same, ratably, as holders of PNC's Guarantee of PNC Funding's 6-7/8% Subordinated Notes Due 2003, 6-1/8% Subordinated Notes Due 2003 and 7-3/4% Subordinated Notes Due 2004, of which $200 million, $250 million and $200 million, respectively, in principal amounts were outstanding at March 31, 1997. Existing Guarantor Subordinated Indebtedness means PNC's 8-1/4% Convertible Subordinated Debentures Due 2008, PNC's 8-1/2% Convertible Subordinated Debentures Due 2005 originally issued by Citizens Fidelity Corporation, PNC's Guarantee of PNC Funding's 9-7/8% Subordinated Notes Due 2001, and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992. At March 31, 1997, the Existing Guarantor Subordinated Indebtedness was approximately $102.2 million and there were no Other Guarantor Obligations of PNC. PNC's 8.315% Junior Subordinated Debentures Due 2027, in the aggregate principal amount of $300 million, issued on May 12, 1997 are subordinated to the Notes and the Existing Guarantor Subordinated Indebtedness.

     Senior Indebtedness of PNC, defined in the Indenture as "Senior Guarantor Indebtedness," means the principal of, and premium, if any, and interest on (i) all indebtedness for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except
(A) such indebtedness as is by its terms expressly stated not to be superior in right of payment to the Subordinated Guarantees or to rank pari passu with the Subordinated Guarantees, (B) PNC's 8-1/4% Convertible Subordinated Debentures Due 2008 and PNC's 8-1/2% Convertible Subordinated Debentures Due 2005 originally issued by Citizens Fidelity Corporation, (C) PNC's Guarantee of PNC Funding's 9-7/8% Subordinated Notes Due 2001, 6-7/8% Subordinated Notes Due 2003, 6-1/8% Subordinated Notes Due 2003 and 7-3/4% Subordinated Notes

Due 2004 and CCNB Corporation's 10.55% Equity Commitment Notes Due 1998 assumed by PNC Funding and PNC in connection with the acquisition of CCNB Corporation on October 23, 1992, and (ii) any deferrals, renewals or extensions of any such Senior Indebtedness of PNC. The term "indebtedness for money borrowed" as used in the prior sentence means any obligation of, or any obligation guaranteed by, PNC for the repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, any capitalized lease obligation and any deferred obligation for payment of the purchase price of any property or assets. Senior Indebtedness of PNC includes PNC's Guarantee of PNC Funding's 4.93% Senior Notes Due 1998, 5.43% Senior Notes Due 2000 and 5.18% Senior Notes Due 1999 and the following joint and several obligations of PNC and PNC Bancorp, Inc. assumed in connection with the merger of Midlantic Corporation with PNC Bancorp, Inc. at December 31, 1995: 8-1/4% Convertible Subordinated Debentures Due 2010, 9.875% Subordinated Capital Notes Due 1999, 9.20% Subordinated Capital Notes Due 2001 and 9.25% Senior Notes Due 1999. Senior Indebtedness of PNC would also include PNC's Guarantee of any borrowings under the $500 Million Credit Facility. There is no limitation under the Indenture on the issuance of additional Senior Indebtedness of PNC.

LIMITED RIGHTS OF ACCELERATION

     Payment of principal of the Notes may be accelerated only in case of the bankruptcy or reorganization of PNC or a Principal Subsidiary Bank. There is no right of acceleration in the case of events involving the bankruptcy, insolvency or reorganization of PNC Funding or of a default in the payment of principal of or interest on the Notes or the performance of any other covenant of PNC Funding or PNC in the Indenture, as amended.

DELIVERY AND FORM

     The Notes initially will be represented by a Global Security deposited with DTC and registered in the name of Cede & Co. (DTC's partnership nominee), except as set forth below. DTC currently limits the maximum denomination of any global security to $200,000,000. Therefore, for purposes of this Prospectus Supplement, "Global Security" refers to the Global Securities representing the entire issue of Notes offered hereby. The Notes will be available for purchase in denominations of $1,000 (representing 1/350,000 of the Global Security) and integral multiples thereof in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described below, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered owner of the Global Security, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Notes for all purposes of the Indenture.

     Principal of and interest on the Notes is payable at the office of the corporate trust department of the Trustee, PNC Funding's Paying Agent in The City of New York, presently located at 450 West 33rd Street, New York, New York 10001. Payment of interest, other than at maturity, may be made at the option of PNC Funding by check mailed to the address of the registered holder entitled thereto. So long as the Global Security represents the Notes, such payments of interest and principal will be made to the Depositary or its nominee. Payments to beneficial owners of the Notes will be made through the Depositary or its nominee, as described below. None of PNC Funding, the Trustee, any Paying Agent, or the Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

BOOK-ENTRY SYSTEM

     DTC has advised PNC Funding that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New

York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for persons that have accounts with it ("Participants") and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Direct Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriter), some of which and/or their representatives own DTC. DTC is owned by a number of Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Beneficial owners of the Notes that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Notes may do so only through Participants and Indirect Participants. The Rules applicable to DTC and its Participants are on file with the SEC.

     Payments with respect to any Global Security will be made by the Paying Agent to DTC or any successor depositary, or its nominee. PNC Funding expects that any such Depositary, or its nominee, upon receipt of any payment of principal of or interest on the Global Security will credit the accounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Security. Beneficial owners of the Notes, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Notes will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. PNC Funding expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit distributions of principal of and interest on the Notes. Participants and Indirect Participants with which beneficial owners of the Notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Notes. Accordingly, although beneficial owners of the Notes will not possess certificated Notes, beneficial owners will receive payments and will be able to transfer their interests.

     Since it is anticipated that the only Noteholder will be the Depositary or its nominee, beneficial owners of the Notes will not be recognized as Noteholders under the Indenture unless certificated definitive Notes are issued. So long as the Notes are represented by the Global Security, beneficial owners of the Notes will only be permitted to exercise the rights of Noteholders indirectly through the Participants who in turn will exercise the rights of Noteholders through the Depositary.

     If DTC is at any time unwilling, unable or ineligible to continue as Depositary and a successor depositary is not appointed by PNC Funding within 90 days, PNC Funding will issue certificated Notes in definitive form in exchange for the Global Security. In addition, PNC Funding may at any time determine not to have the Notes represented by the Global Security, and, in such event, will issue certificated Notes in definitive form in exchange for the Global Security. In either instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of certificated Notes in definitive form equal in principal amount to such beneficial interest and to have such certificated Notes registered in its name. Certificated Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest will be made by PNC Funding in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, PNC Funding has agreed to sell to Smith Barney Inc. (the "Underwriter") and the Underwriter has agreed to purchase all $350,000,000 principal amount of Notes at the aggregate principal amount thereof less the underwriting discount set forth on the cover page of this Prospectus Supplement.

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the Notes if any Notes are purchased. PNC Funding has been advised by the Underwriter that the Underwriter proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .30% of the principal amount of the Notes. The Underwriter may allow and such dealers may reallow a concession not in excess of .25% of such principal amount. After the initial public offering, the public offering price and such concessions may be changed.

     The Underwriting Agreement provides that PNC Funding and PNC will jointly and severally indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to any payments the Underwriter may be required to make in respect thereof.

     In connection with this offering and in compliance with applicable law, the Underwriter may overallot (i.e., sell more than the principal amount of Notes shown in the first paragraph above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Notes or effecting purchases of the Notes for the purpose of pegging, fixing or maintaining the price of the Notes or for the purpose of reducing a short position created in connection with the offering. In addition, if the Underwriter purchases Notes in the open market and the securities purchased can be traced to a particular member of the selling group, the Underwriter may require the selling group member in question to purchase the Notes in question at the cost price to the Underwriter or may recover from (or decline to pay to) the selling group member in question the selling concession applicable to the securities in question. The Underwriter is not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Underwriter and its associates and affiliates may be a customer of, engage in transactions with, and perform investment banking and other financial services (including commercial lending) for, PNC and its subsidiaries in the ordinary course of business.

     The Notes are new securities with no established trading market and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, PNC's operating results, and the market for similar securities. PNC Funding has been advised by the

Underwriter that it initially intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice.

                                 LEGAL OPINIONS

     The validity of the Notes and related Guarantees will be passed upon for PNC Funding and PNC by Melanie S. Cibik, Senior Counsel to PNC. As of July 9, 1997, Miss Cibik beneficially owned 904 shares of PNC's Common Stock under PNC's employee plans.

     The validity of the Notes and related Guarantees will be passed upon for the Underwriter by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019.

===============================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PNC FUNDING CORP OR PNC BANK CORP. SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
        PROSPECTUS SUPPLEMENT
PNC Bank Corp........................    S-2
Summary Consolidated Financial
  Data...............................    S-3
Certain Updating Information.........    S-4
Certain Terms of the Notes...........    S-4
Underwriting.........................    S-9
Legal Opinions.......................   S-10

             PROSPECTUS
Statement of Available Information...      2
Incorporation of Certain Documents by
  Reference..........................      2
PNC Bank Corp........................      2
PNC Funding Corp.....................      3
Certain Regulatory Considerations....      3
Consolidated Ratio of Earnings to
  Fixed Charges......................      4
Consolidated Ratio of Earnings to
  Combined Fixed Charges and
  Preferred Stock Dividends..........      4
Application of Proceeds..............      5
Description of Debt Securities and
  Guarantees.........................      5
Description of Preferred Stock.......     15
Description of Depositary Shares.....     20
Description of Common Stock..........     23
Certain Tax Considerations...........     24
Plan of Distribution.................     24
Legal Opinions.......................     25
Experts..............................     25

===============================================================================



===============================================================================
                                  $350,000,000

                                PNC FUNDING CORP

                           6-7/8% SUBORDINATED NOTES
                                    DUE 2007

                        UNCONDITIONALLY GUARANTEED, ON A
                      SUBORDINATED BASIS, AS TO PAYMENT OF
                           PRINCIPAL AND INTEREST BY

                                 PNC BANK CORP.
                 ---------------------------------------------
                             PROSPECTUS SUPPLEMENT

                                  JULY 9, 1997
                 ---------------------------------------------

                               SMITH BARNEY INC.
===============================================================================